UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Securities Purchase Agreement

As previously disclosed, on August 7, 2026 (the “Effective Date”), ReTo Eco-Solutions, Inc. (the “Company”) entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “Investor”), pursuant to which the Company may request pre-paid purchases of up to $36,000,000 in the aggregate from the Investor (each, a “Pre-Paid Purchase”) over a two-year commitment period, subject to the limitations and conditions set forth in the SPA.

Under the SPA, the Company may elect to settle amounts outstanding under a Pre-Paid Purchase by issuing the Company’s Class A Shares with no par value (the “Class A Shares”) to the Investor at a price per share based on a discount to the market price of the Class A Shares, provided that in no event shall such price be less than $0.10 per share (the “Floor Price”).

On October 2, 2026, the Company effected a 1-for-20 share consolidation of its Class A Shares, and on November 2, 2026, the Company further effected a 1-for-8 share consolidation of its Class A shares (collectively, the “Share Consolidations”), which adjusted the Floor Price from $0.10 to $16.00 per share pursuant to Section 1.5 of the SPA.

On November 6, 2026, the Company and the Investor entered into Amendment No. 1 to the Securities Purchase Agreement (the “Amendment”) to reduce the Floor Price from $16.00 to $0.10 per share. In connection with the Amendment, the Company filed Prospectus Supplement No. 2 dated November 12, 2026 (“Prospectus Supplement No. 2”) to its Prospectus Supplement No. 1 dated August 7, 2026 (“Prospectus Supplement No. 1”) and its base prospectus dated June 25, 2026. A copy of the legal opinion as to the legality of the $38,160,000 of Class A Shares issuable under the SPA, as amended by the Amendment, and covered by Prospectus Supplement No. 2 is filed as Exhibit 5.1 attached hereto.

A copy of the Amendment is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297016) and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Appleby
10.1	Amendment No.1 to Securities Purchase Agreement, dated November 6, 2026, between ReTo Eco-Solutions, Inc. and Mapie Wind Limited
23.1	Consent of Appleby (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Date: November 13, 2026	By:	/s/ JOHNNY TIONG SIE WEI
	Name:	JOHNNY TIONG SIE WEI
	Title:	Chief Executive Officer

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